UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CoConnect, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19188W 301

(CUSIP Number)

Henrik Rouf

468 N. Camden Dr., Suite 350

Beverly Hills, CA 90210

(310) 666-0750

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188W 301	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henrik Rouf
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 77,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 77,500
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 19188W 301	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The issuer is CoConnect, Inc. (the “Issuer”). The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.001 per share (“Shares”). The Issuer’s principal executive office is 3651 Lindell Road, Suite D565, Las Vegas, Nevada 89103.

Item 2. Identity and Background.

(a) This Statement is being filed by Henrik Rouf (the “Reporting Person”).

(b) The Reporting Person’s business address is: 468 N. Camden Dr., Suite 350, Beverly Hills, CA 90210.

(c) The Reporting Person is Managing Director of PacificWave Partners Limited, a Gibraltar company (“PacificWave”), 468 N. Camden Dr., Suite 350, Beverly Hills, CA 90210.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Denmark.

Item 3. Source or Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

The Issuer is a “shell” corporation and as such has no current operations. On May 1, 2014, PacificWave Partners Limited, a Gibraltar company (“PacificWave”), of which the Reporting Person is Managing Director and sole owner, acquired 2,307,767 Shares of the Company’s outstanding common stock for $210,000 (approximately $0.09 per share), plus legal fees of $20,000, from the Company’s principal stockholders at that time pursuant to a Share Purchase Agreement (the “SPA”). The 2,307,767 Shares represented approximately 83.9% of the Company’s then outstanding Shares of common stock. At closing, PacificWave simultaneously transferred a number of the purchased Shares to certain persons and entities providing services in connection with the change-in-control transaction. At the conclusion of this transaction, PacificWave was the owner of 100,000 Shares and the Reporting Person was the owner of 20,000 Shares. The aggregate of 120,000 Shares beneficially owned, directly and indirectly, by the Reporting Person constituted 4.4% of the outstanding Shares at that time. The Company was not a party to these transactions. PacificWave did not have any relationship with the Company prior to the aforementioned change-in-control transaction.

On May 21, 2014, the Company sold 429,428 Shares of common stock to PacificWave at $0.32672 per Share for gross cash proceeds of $140,303. PacificWave simultaneously resold the Shares in an exempt transaction to five accredited investors who were non-U.S. residents.

On February 3, 2015, the Company sold 20,000 Shares of common stock to PacificWave for an aggregate sales price of $20,000 ($1.00 per share). The source of the funds was the Reporting Person’s personal funds.

In April 2015, PacificWave sold 62,500 shares in a private transaction at $1.00 per share to a non-U.S. person in a private transaction.

The aforementioned transactions were completed in reliance on the exemptions provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rules 504, 505, 506 and 903 thereunder. The Shares will not be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act and other applicable securities laws.

CUSIP No. 19188W 301	13D	Page 4 of 5 Pages

While PacificWave does not have a formal contract with the Company, it has in the past provided and is expected to continue to provide consulting and investment banking services to the Company, in particular with respect to raising capital for the Company and in identifying and evaluating potential acquisition candidates.

As disclosed above, PacificWave was involved in the transaction by which a change in control of the Company was effected on May 1, 2014. In addition, the Reporting Person serves as Assistant Secretary of the Company. PacificWave has ongoing business relationships with PacifcWave Partners Europe sarl, PacificWave Partners UK Europe Ltd., Richway Finance Ltd., SJ Corporate Finance ApS and Allan Kronborg, all of which are shareholders of the Company (the “Other Shareholders”). However, PacificWave does not have any actual or beneficial ownership in or control of any of the Other Shareholders and none of the Other Shareholders has any actual or beneficial ownership in or control of PacificWave. While PacificWave does have a joint marketing arrangement with PacificWave Partners Europe sarl and PacificWave Partners UK Europe Ltd., and licenses to them the right to use the name “PacificWave” in Europe and certain other jurisdictions, these three entities remain independent companies and are not subject to joint ownership or control.

The Reporting Person is filing this Schedule 13D voluntarily, despite his beneficial ownership amounting to only 2.4% of the outstanding Shares of the Company. The Reporting Person disclaims beneficial ownership of any Shares other than the 57,500 Shares registered in the name of PacificWave and 20,000 shares registered in the name of the Reporting Person, and disclaims membership in any group.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Statement, the Reporting Person beneficially owned 77,500 Shares, constituting of 2.4% of the outstanding Shares. The percentage of Shares owned is based upon 3,239,428 Shares outstanding as of May 15, 2015, as indicated by inquiry of the Company’s transfer agent.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the Shares referred to in Item 5(a).

(c) For the dates of acquisition of the Shares, see Item 4 of this Schedule.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. See Item 4 of this Schedule.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 19188W 301	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Henrik Rouf
Henrik Rouf